Cybin to Participate in the Oppenheimer 33rd Annual Healthcare Conference

TORONTO, CANADA – March 8, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing Psychedelics to Therapeutics® is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a virtual fireside chat at the Oppenheimer 33rd Annual Healthcare Conference taking place on March 13-15, 2023.

Mr. Drysdale’s fireside chat will be webcast live on Tuesday, March 14, 2023 at 12:40 p.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contact:
Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
irteam@cybin.com – or – media@cybin.com

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601